

07007194

UNITEDSTATES
UTIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WM. V. FRANKEL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONTGOMERY STREET
(No. and Street)

JERSEY CITY (City) NJ (State) 07303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY- 6TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/8/08

OATH OR AFFIRMATION

I, PATRICK G. QUINN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WM. V. FRANKEL & CO., INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

JOHN R. QUINN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 16, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WM. V. FRANKEL & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART II FORM X-17A-5

YEAR ENDED SEPTEMBER 30, 2007

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: WM. V. FRANKEL & CO., INC. [13]

SEC FILE NO.: 8-23175 [14]

FIRM I.D. NO.: 12-01895 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

30 MONTGOMERY STREET [20]
(No. and Street)

JERSEY CITY [21] (City) NJ [22] (State) 07303 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/1/06 [24]

AND ENDING (MM/DD/YY): 9/30/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: PATRICK G. QUINN [30]

(Area Code) — Telephone No.: (201) 434-5149 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________, ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WM. V. FRANKEL & CO., INC.
SEPTEMBER 30, 2007

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Wm. V. Frankel & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Wm. V. Frankel & Co., Inc. as of September 30, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. V. Frankel & Co., Inc. as of September 30, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
November 13, 2007

Sanford Becker & Co. P.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM V FRANKEL & CO INC — N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 9/30/2007 [99]
SEC FILE NO. 23175 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 122,276	200			$ 122,276	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other	115,824	230			115,824	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	76,255	290			76,255	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM.V. FRANKEL & CO., INC. as of 9/30/07

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants	$ 1,838,840	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Sport commodities		430			$ 1,838,840	850
8. Securities owned not readily marketable: A. At Cost $ [130]		440	$	610		860
9. Other investments not readily marketable: A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral: A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges: A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	2,224,881	670	2,224,881	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	10,922	680	10,922	920
15. Other Assets: A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520	10,661	710		
D. Miscellaneous		530		720	10,661	930
16. TOTAL ASSETS	$ 2,153,195	540	$ 2,246,464	740	$ 4,399,659	940

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of 9/30/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agreement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060	40,749	1280	40,749	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]			63,669	1360	63,669	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160			192,649	1630
B. Accounts payable	192,649	1170				1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Acrued expenses and other liabilities	33,429	1190			33,429	1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of 9/30/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 226,078	1230	$ 104,418	1450	$ 330,496	1760

Ownership Equity				
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 400,000	1792
C. Additional paid-in capital			1,000,000	1793
D. Retained earnings			2,832,605	1794
E. Total			4,232,605	1795
F. Less capital stock in treasury			(163,442)	1796
30. TOTAL OWNERSHIP EQUITY			$ 4,069,163	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 4,399,659	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

STATEMENT OF EARNINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

REVENUE		
Principal Transactions - Trading		2,747,285
	TOTALS	2,747,285
EXPENSES		
Employee Compensation and Benefits		1,452,626
Communications		52,931
Occupancy Expenses		169,526
Clearance Charges		206,350
Promotional Costs		41,018
Other Operating Expenses		1,017,841
	TOTALS	2,940,292
Net Income (Loss) Before Federal Income Tax		(193,007)
Federal Income Tax (Note 1)		-
Net (Loss) After Provision for Federal Income Tax		(193,007)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

	TOTAL	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	CAPITAL STOCK IN TREASURY	RETAINED EARNINGS
Balance - October 1, 2006	$ 4,262,170	400,000	1,000,000	(163,442)	3,025,612
Deduct:					
Net Loss	(193,007)				(193,007)
Balance - September 30, 2007	4,069,163	400,000	1,000,000	(163,442)	2,832,605

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss For The Year		$ (193,007)
Adjustments to Reconcile Net Income to Net Cash Used for Operations		
Increase in Receivables From Brokers or Dealers	(21,377)	
Decrease in Other Assets	85,451.	
Increase in Payables to Brokers or Dealers	3,366	
Increase in Accounts Payable and Accrued Expenses Payable	171,269	
Total Adjustments		238,709
Net Cash Provided by Operating Activities		45,702
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Securities Owned (Net)	(184,646)	
Net Cash Used for Investing Activities		(184,646)
Net Decrease in Cash and Cash Equivalents		(138,944)
Cash and Cash Equivalents at Beginning of Year		261,220
Cash and Cash Equivalents at End of Year		122,276

(1) Summary of Significant Accounting Policies:

Accounting for securities transactions is on a settlement date basis (normally three business days after trade date).
The corporation and shareholders have elected, effective January 1, 2000, to be treated as a Subchapter S corporation under applicable Federal and New Jersey State law. Accordingly no provision has been made for Federal Corporation Income Tax.

(2) Capital Stock:
Capital Stock consists of the following:
Common Stock without par value
Authorized 2,500 shares
Issued and Outstanding 2,239 shares

(3) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires that the company maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At September 30, 2007 the corporation's net capital was $1,505,117 whereas the required net capital was $1,000,000. Total aggregate indebtedness was $226,078 and the percentage of aggregate indebtedness to net capital was 15% compared to a maximum allowable percentage of 1500%.

(4) General Business:
The corporation was incorporated in the State of New Jersey on June 14, 1978 to succeed to the business of Wm. V. Frankel & Co., Inc., a New York Corporation.
Wm. V. Frankel & co., Inc. operates one office in Jersey City, New Jersey. Their primary source of revenues is market making in low priced securities listed as part of the NASD market.

(5) William V. Frankel & Co., Inc. is obligated under the terms of a lease, for its office space, dated May 21, 2007, expiring April 30, 2010.

(6) Rent from and after May 1, 2007 through and including April 30, 2008 annual Base Rent shall equal One Hundred Fourteen Thousand Eight Hundred and 04/100 Dollars ($114,800.04), payable in equal monthly installments of $9,566.67. From and after May 1, 2008 through and including April 30, 2009 annual Base Rent shall equal One Hundred Eighteen Thousand Eight Hundred Ninety Nine and 96/100 Dollar ($118,899.96), payable in equal monthly installments of $9,908.33. From and after May 1, 2009 through and including April 30, 2010 annual Base Rent shall equal One Hundred Twenty Three Thousand and 00/100 Dollars ($123,000.00), payable in equal monthly installments of $10,250.00. Base Rent shall be paid in accordance with the terms of the Lease. Additionally Tenant shall continue to pay the electric energy charge as set forth in the Second Amendment throughout the Renewal Term and Tenant shall continue to pay its

proportionate share of both annual Operating Expenses and Taxes over the base year set forth in the Second Amendment, i.e. 2003.

(7) One Time Termination Right. Tenant shall have the right to terminate the Lease effective as of the last day of the twenty fourth (24th) month of the Renewal Term upon at least twelve (12) months prior written notice and payment of a termination payment of Twenty Nine Thousand Seven Hundred Twenty Five Dollars ($29,725.00). The termination payment shall be delivered to Landlord with the notice of termination. Tenant shall surrender the Premises to Landlord in accordance with the terms of the Lease on or prior to that date, or be considered a holder in accordance with the terms of the Lease. Once Tenant elects to terminate the Lease in accordance with the terms hereof, it may not then withdraw such termination.

(8) The corporation maintains cash in bank accounts which, at times, may exceed federally insured limits.

(9) Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the related assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM.V. FRANKEL & CO., INC. as of 9/30/07

COMPUTATION OF NET CAPITAL

Item			Code		Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800				$ 4,069,163	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				4,069,163	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 4,069,163	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 2,246,464	3540		
1. Additional charges for customers' and non-customers' security accounts		$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver		2,810	3570		
1. Number of items	3450				
C. Aged short security differences-less reserve of	$ 3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(2,249,274)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 1,819,889	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants		314,772	3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(314,772)	3740
10. Net Capital				$ 1,505,117	3750

OMIT PENNIES

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC as of 9/30/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	15,071	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,000,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	1,000,000	3760
14. Excess net capital (line 10 less 13)	$	505,117	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	226,078	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	226,078	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	15%	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line		Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of 9/30/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

NOT APPLICABLE

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$ [4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	[4360]		
4. Customers' securities failed to receive (see Note D)	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]		
7. **Market value of short security count differences over 30 calendar days old	[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]		
10. Other (List)	[4425]		
11. TOTAL CREDITS		$	[4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]		
16. Other (List). 48	[4469]		
17. **Aggregate debit items		$	[4470]
18. **Less 3% (for alternative method only-see Rule 15c3-1(f)(5)(i)		( )	[4471]
19. **TOTAL 14c3-3 DEBITS		$	[4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) 49	$	[4480]
21. Excess of total credits over total debits (line 11 less line 19)		[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	[4530]
26. Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER WM. V. FRANKEL & CO., INC. as of 9/30/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ... EXEMPTION UNDER (K) (2) (A) [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ NONE [4586]
   A. Number of items .... ([4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ NONE [4588]
   A. Number of items .... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WM. V. FRANKEL & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS

CORRESPONDING UNAUDITED FORM X-17A-5 PART II

FILING SEPTEMBER 30, 2007

Net Capital per Computation Pursuant to Rule 17A-5	$ 1,505,117
Net Capital Per Corporation's Unaudited Form X-17A-5 Part II Filing	$ 1,505,117

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Wm. V. Frankel & Co., Inc.

In planning and performing our audit of the financial statements of Wm. V. Frankel & Co., Inc., for the year ended September 30, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wm. V. Frankel & Co., Inc., that we considered relevant to the objectives stated in rule 17A-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (11) and the reserve required by rule 15C3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17A-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principals. Rule 17A-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, New York,
November 13, 2007



END